UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41465

SEMANTIX, INC.

Avenida Eusébio Matoso, 1375, 10º andar

São Paulo, São Paulo, Brazil, 05423-180

Tel: +55 11 5082-2656

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Executive Officer

Marcela Bretas, the Chief Strategy Officer of Semantix, Inc. (the “Company”) has resigned as the Company’s Chief Strategy Officer. Adriano Alcalde, the Company’s Chief Financial Officer, takes over the Company’s investor relations activities effective immediately.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEMANTIX, INC.

Date: November 1, 2022	By:	/s/ Leonardo dos Santos Poça D’Água
	Name:	Leonardo dos Santos Poça D’Água
	Title:	Chairman of the Board, Chief Executive Officer and Class III Director